UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number 001-38765

PUHUI WEALTH INVESTMENT MANAGEMENT CO., LTD.

(Translation of registrant’s name into English)

Room 603, 6th Floor, Dingxin Building
27 Guangqumen Nei Street, Dongcheng District
Beijing, People’s Republic of China, 100062

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On November 22, 2022, Puhui Wealth Investment Management Co., Ltd. (“Puhui” or “the “Company”) received a determination letter (the “Letter”) from the Hearings Panel (“Panel”) of The Nasdaq Stock Market LLC (“Nasdaq”) granting the request of the Company to continue its listing on Nasdaq pursuant to an exception to the continued listing requirements, subject to the following conditions: (1) on or before December 30, 2022, the Company will demonstrate compliance with Listing Rule 5550(a)(2), and (2) on or before February 15, 2023, the Company will have filed a Form 20-F for the fiscal year ended June 30, 2022, with U.S. Securities and Exchange Commission (“SEC”). Any failure to meet the final deadlines established in this determination may result in an immediate delisting of the Company. It is a requirement during the exception period that the Company provide prompt notification of any significant events that occur during this time that may affect the Company’s compliance with Nasdaq requirements. This includes, but is not limited to, any event that may call into question the Company’s ability to meet the terms of the exception granted.

The Panel’s above determination is based on (1) certain serious difficulties, exhibited by the Company during the hearing before the Panel on November 17, 2022, in meeting the requirements of a U.S. listed Company, including but not limited to the lacking of accounting or audit personnel with sufficient experience with or familiarity with U.S. and Chinese accounting rules and the filing requirements of Nasdaq due to the resignation of the prior CFO, and the difficulties of identifying a competent CFO as a result of restrictions currently in place in China due to the ongoing COVID-19 pandemic; and (2) the work that has been undertaken by the Company to cure the deficiencies, including but not limited to obtaining the approval by the shareholders of the Company of the share consolidation through holding an extraordinary general meeting on November 15, 2022, and working with its auditors to complete the financial statements with an anticipation to file Form 20-F for the fiscal year ended June 30, 2022 by February 15, 2023.

On November 29, 2022, the Company issued a press release announcing its receipt of the Letter. A copy of the press release is filed as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Puhui Wealth Investment Management Co., Ltd.
(Registrant)

Date: November 29, 2022	By:	/s/ Zhe Ji
Zhe Ji
Chief Executive Officer and Chairman of the Board

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release entitled “Puhui Wealth Investment Management Co., Ltd. Announces Receipt of Nasdaq Hearings Panel’s Determination Notification”

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